Exhibit 23(p)(18)
The Asset Management Group of Lehman Brothers
Investment Management Division
Code of Ethics
January, 2008

Table of Contents

Introduction	3
Standards of Business Conduct	4
Scope	5
Covered Accounts and Positions at Neuberger Berman, LLC (“Neuberger Berman”)	6
Covered Securities	6
Personal Investment Transaction Procedures and Reporting	7
Holding Periods	8
Reporting Violations	9
Price Switch Policy	10
Same Day Price Switch	10
Covered Accounts	10
A. Full Price Switch	10
B. Limited Insider Price Switch	11
Securities Covered under the Same Day Price Switch	11
Price Restitution for Investment Persons	11
Private Placements	11
Initial Public Offerings (IPOs)	12
Trading When Mutual Fund Trades are Pending	12
Reporting and Certification Requirements	13
Administration of the Code	14
Trading of Lehman Brothers Holding Inc.“LEH”)	15
Lehman Brothers Securities	15
Lehman Brothers Insiders	16
Prohibition Regarding the Use of Material Non-Public Information	17
Examples of Material Non-Public Information	17
Mutual Fund Code of Ethics	18
Definitions	19
Exhibit A	21
Addendum	22

Introduction
The Asset Management Group of Lehman Brothers Investment Management Division (hereafter referred to as “AMG” or the “Firm”) is the asset management division of Lehman Brothers Holdings Inc. AMG has many important assets; the most valuable is its established and unquestioned reputation for integrity and professionalism. Preserving this integrity demands the continuing alertness of every AMG Employee (“Employee”). AMG is comprised of a number of different registered investment advisers (“advisers”), each with its own investment management program, policies and procedures. Each registered investment adviser stands in a position of trust and confidence with respect to its clients as well as to clients broadly within AMG. Accordingly, each entity has a fiduciary duty to place the interests of AMG clients before the interests of the Firm and its Employees. Each Employee must avoid any activity or relationship that may reflect unfavorably on AMG as a result of a possible conflict of interest, the appearance of such a conflict, the improper use of confidential information or the appearance of any impropriety. In order to assist the Firm and its Employees in meeting our obligations as a fiduciary and pursuant to the requirements of Rule 204A-1 of the Investment Advisers Act of 1940 (the “Advisers Act”) and the requirements of Rule 17j-1 under the Investment Company Act of 1940, the Firm has adopted a uniform Code of Ethics (“Code”), which governs the activities of all AMG Employees. Employees are required not only to comply with this Code but with all applicable federal securities laws. To the extent that there are policies and procedures (relating to the Code) unique to a particular division of AMG, these are included as an Addendum to this document. Attached as Exhibit A is a list of the registered investment advisers of the AMG to which these policies apply.
The core activity of AMG is the investment advisory business. Both from a legal and ethical perspective, this puts the Firm in a position of trust and responsibility to its clients and their assets. In all conceivable instances we are expected to put the interests of our clients first. If an investment opportunity that is deemed suitable for clients presents itself, the interests of clients should be the primary consideration. In fact, the interests of our clients should always be the focus of our professional activity. To that end, the Firm has established a series of rules and policies designed to ensure that all our Employees maintain the highest professional and industry standards.

Standards of Business Conduct
The Code incorporates the following general principles:
•	Employees must at all times place the interests of clients ahead of their personal interests. Priority must be given to client trades over personal securities trades.

•	All personal securities transactions must be conducted consistent with this Code and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility;

•	Employees should not engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon a client;

•	In personal securities investing, Employees should follow a philosophy of investment decision-making rather than trading;

•	Information concerning the identity of security holdings and financial circumstances of clients is confidential and even internally should be only disclosed on a need to know basis; and

•	Independence in the investment decision-making process is paramount.
Compliance with Laws and Regulations
Personal investing activities of “Supervised Persons” (defined below) can create conflicts of interest that may compromise our fiduciary duty to advisory clients. As a result, Supervised Persons are not permitted, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by a client to:
a.	Defraud such client in any manner;

b.	Mislead such client, including by making a statement that omits material facts;

c.	Engage in any manipulative practice with respect to such client; or

d.	Engage in any manipulative practice with respect to securities, including price manipulation.

Scope
The Code covers the Firm’s “Supervised Persons” which includes:
•	Directors, officers, and partners of each Adviser (or other persons occupying a similar status or performing similar functions);

•	Employees of the Advisers; and

•	Any other person who provides advice on behalf of the Advisers and is subject to an Adviser’s supervision and control.
          Access Person
The determination as to whether an individual is an Access Person shall be made by the Divisional Compliance Department. An Access Person is generally defined as any officer, director or partner of the investment adviser1, any Supervised Person who has access to nonpublic information relating to client purchases or sales of securities, any person involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic, and any Supervised Person who has access to nonpublic information regarding portfolio holdings of Affiliated Mutual Funds.
Under the AMG Code, all Employees are defined as Access Persons.
          Investment Persons
Please see the “Definitions” section at the end of this document for applicability of this term.
          Covered Accounts
“Covered Account” includes any securities account (held at a broker-dealer, transfer agent, investment advisory firm or other financial services firm) held in the name of a Supervised Person, spouse, domestic partner or minor child of a Supervised Person, any securities accounts of any other person who lives with the Supervised Person and for whom the Supervised Person provides material financial support, and any account in which any such persons have a controlling or Beneficial Interest. This also includes accounts for which a Supervised Person has power of attorney, serves as executor, trustee or custodian. Restrictions placed on transactions executed within a Covered

[1]	Pursuant to Rule 204A-1, if the Firm’s primary business is providing investment advice, then all of its directors, officers and partners are Access Persons.

Account also pertain to investments held outside of an account of which a Supervised Person has physical control, such as a stock certificate.
Covered Accounts and Positions at Neuberger Berman, LLC (“Neuberger Berman”)
Neuberger Berman, in addition to being a member of the AMG of the Investment Management Division, is also a registered broker-dealer and FINRA member firm. In order to effectively administer our Code, AMG requires that all securities accounts in which a Firm Employee has a Beneficial Interest (“Covered Account”) be maintained at Neuberger Berman. In addition, all securities transactions effected by all Firm Employees must be executed in an account at Neuberger Berman.
Exceptions to Maintaining Accounts at Neuberger Berman
•	Accounts maintained at an external broker-dealer or third-party firm and for which the Access Person has received written approval from the Divisional Compliance Department (“Approved Outside Account”). Note: Supervised Persons must ensure that the broker dealer at which an Approved Outside Account is held submits duplicate trade confirmations and statements to the Divisional Compliance Department.

•	Employees are permitted to maintain open-end mutual funds (including Affiliated Mutual Funds) directly with the mutual fund distributor in a non-brokerage account.

•	Employees who wish to establish a dividend reinvestment plan directly through an issuer must obtain prior written approval from the Divisional Compliance Department and provide the Divisional Compliance Department with duplicate copies of all confirmations relating to the plan.
Covered Securities
A Covered Security includes all securities defined as such under the Advisers Act, and includes:
•	Debt and equity securities (including transactions in exchange traded funds (“ETFs”);

•	Options (put, call, straddle) on securities, on indices, and on currencies or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing;

•	All forms of limited partnership and limited liability company interests, including interests in private investment funds (e.g., hedge funds); and

•	Shares of any Affiliated Investment Company.
The term Covered Security does not include the following:
•	Direct obligations of the U.S. government (e.g., treasury securities);

•	Banker’s acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt obligations, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares of open-end registered investment companies that are not advised or sub-advised by the Firm (or its affiliates); and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or sub-advised by the Firm (or the Firm’s affiliates).
Personal Investment Transaction Procedures and Reporting Preclearance Procedures
Every Access Person must contact their Neuberger Berman designated employee account contact before any transactions are executed in Covered Securities held in his or her own name or in which he or she has a Beneficial Interest. Before granting such approval, the designated employee account contact shall complete the following preclearance steps by determining that:
1.	No Affiliated Investment Company utilizing the pension trading desk has a pending “buy” or “sell” order in that security ;

2.	The security does not appear on any Neuberger Berman “restricted list”; and

3.	In the case of Access Persons who are Investment Personnel, such transaction is not short selling or option trading that is economically opposite any current holding by any investment company.
     The following securities, transactions and accounts are exempt from preclearance requirements:
1.	Securities transactions effected in blind trusts;

2.	The acquisition of securities through stock dividends, dividend reinvestments, stock splits, reverse stock splits, mergers, consolidations,

spin-offs, or other similar corporate reorganizations or distributions generally applicable to all holders of the same class of securities;
3.	Transactions in Discretionary Accounts;

4.	The acquisition of securities through the exercise of rights issued by an issuer pro rata to all holders of a class of securities, to the extent the rights were acquired in the issue, and sales of such rights so acquired;

5.	Transactions in shares of affiliated open-end funds;

6.	Transactions in approved outside accounts.

7.	Options on the Standard & Poor’s “500” Composite Stock Price Index; and

8.	Other securities that may from time to time be so designated in writing by the Divisional Compliance Department.
Obtaining preclearance approval does not constitute a waiver of any prohibitions, restrictions, or disclosure requirements in this Code.
          Holding Periods
30 Day
All securities positions established in any Covered Account must be held for at least 30 calendar days. The holding period is measured on a Last In-First Out basis. Positions included in this 30-day holding requirement are equities, options or other derivatives on equities, fixed income instruments which contain an equity feature (e.g. convertibles), below investment grade fixed income securities and Affiliated Mutual Funds.
60 Day
Investment Personnel are required to hold shares of Affiliated Mutual Funds for at least 60 days. Please consult the NBMI Mutual Fund Code for further information.
6 Month
All Employee purchases of Lehman Brothers Securities are subject to a six (6) month holding period. Please see the section below entitled “Trading in Lehman Brothers Holdings for further details.

          Exclusions
The following are excluded from the 30-day holding period requirement: U.S. Treasury obligations, non-affiliated open-end mutual funds, investment grade fixed income instruments without an equity feature, options on market indices and other instruments designed to replicate activity of market indices (such as SPDR’s, DIAMONDS etc.), covered calls, hedges on existing positions (held over 30 days), and tax driven strategies (such as costless collars) which are pre-approved by the Divisional Compliance Department.
Positions where there is a loss over 10% are also excluded from the holding period requirement. However, this exclusion does not apply to losses in options on equities. Further, the exclusion for losses over 10% does not apply if a pattern of losses taken within 30 days is detected.
AMG recognizes that Firm Employees may acquire shares of Affiliated Mutual Funds in their Lehman 401k plan through payroll deductions. AMG Employees are not permitted to engage in any excessive trading or activity that under any circumstances would constitute market timing.
          Exceptions and Questions
Questions regarding the policy and/or any requests for exceptions to this policy should be directed in writing or by e-mail to the Divisional Compliance Officer within AMG. Attached as Exhibit A is a list of Compliance Officers and departments for each division.
          Reporting Violations
Every Employee must immediately report any violation of the Code to the Divisional Compliance Officer. All reports will be treated confidentially and investigated promptly and appropriately. The Firm will not retaliate against any Employee who reports a violation of the Code in good faith and any retaliation constitutes a further violation of the Code. The Divisional Compliance Officer will keep records of any violation of the Code, and of any action taken as a result of the violation.
Violations of the policy may lead to disgorgement of profits, suspension of trading privileges for the particular Employee, or disciplinary action up to and including termination.

Price Switch Policy
The price switch policy has been implemented as a best practice to ensure that when a trade is executed in a client account, the price the client receives is always fair. The client is never to be at a disadvantage if an Insider or Limited Insider trades the same security the same day as the client.
The definition of an Insider and a Limited Insider is as follows:
•	An Insider includes Access Persons, their spouses, parents, grandparents, children and grandchildren. Also included are other relatives living in the same household as any member the Employee’s Portfolio Management Group and any other accounts in which the Employee has a financial interest, or the account of any person to whose financial support the Employee materially contributes.

•	A Limited Insider includes the Access Person’s mother–in–law, father-in-law, son-in-law, sibling, brother-in-law, daughter-in-law, and sister-in-law. Limited Insider Accounts also include the accounts of any estate or trust where an Employee is an executor, trustee or other fiduciary with a beneficial interest in the account, and any person having knowledge of any proposed purchase and/or sale of securities for the account.
          Same Day Price Switch
          Covered Accounts
          A. Full Price Switch
For purposes of the Firm Same Day Price Switch Policy, Insider Accounts (whether they are managed for a fee or not) are subject to being price switched vs. any Firm investment advisory or discretionary client account.
No Insider Account may receive a more favorable execution price on the same day than any Firm investment advisory or discretionary client account if the total price difference is greater than $1,000. This policy applies to all Access Person’s accounts regardless of whether the AMG Employee’s group or any other Portfolio Management Group at the Firm manages them. An amount of money necessary to effectuate the price switch shall be transferred from the account of the Employee or Investment Person subject to the price switch policies, to the Investment Company’s or Fund’s account, as the case may be. The Neuberger Berman Compliance Department will effect a price switch for those client accounts custodied at Neuberger or wire transfer for accounts custodied elsewhere to enforce this policy. The Neuberger Berman Compliance Department will determine which client gets the benefit of the price switch. The determination is made based upon the client who received the worst price of the day. If there is more than one client that received the worst price of the day, the Neuberger Berman Compliance

Department will randomly choose which clients would benefit from the price switch. Under no circumstances may a Portfolio Manager choose or have any input into the decision as to which client account is to receive the benefit of a price switch.
          B. Limited Insider Price Switch
Limited Insider Accounts are only subject to being price switched against a Firm investment advisory or discretionary account that is managed by the related Firm Employee or their Portfolio Management Group. No Limited Insider Account may receive a more favorable execution price on the same day than that received by any Firm investment advisory or discretionary account that is managed by the related Employee or the Employee’s Portfolio Management Group if the total price difference is greater than $1,000. When the related Employee works directly with another person or group, this price switching policy extends to the investment advisory or discretionary accounts managed by that other person or group as well.
          Securities Covered under the Same Day Price Switch
All common stock, corporate bonds, municipal bonds, and all options thereon are subject to price switching verses an investment advisory or discretionary client account in the same security on the same day. Short sales and Short-Against-the-Box sales are also subject to being switched.
Options will be price switched if any Firm investment advisory or discretionary account buys or sells the same put or call as the Covered Account, or if the client’s Portfolio Manager exercises an option and also trades the same common stock for his or her clients.
          Exceptions
Limited Insider Accounts will not be subject to price switching as long as these accounts are managed for a fee.
Price Restitution for Investment Persons (Applicable Only to Investment Persons)
If you have been deemed an Investment Person as defined in this document, please refer to the NBMI Code of Ethics on LehmanLive (NBCompliance homepage)
Private Placements
It is the policy of the Firm that before purchasing any security offered in a private placement in a Covered Account (including stocks, bonds, options, warrants and hedge fund investments), all Access Persons must obtain the advance written approval of both the Divisional Compliance Officer and the Chief Investment Officer and/or appropriate AMG designee for the particular division in which the Access Person works.
This policy is intended to ensure the following: (i) there is no actual conflict or the appearance of conflict between an Access Person’s private investment and activity conducted on behalf of other clients; (ii) an Access Person’s actions do not give the appearance that the Firm is endorsing the investment; (iii) that involvement in this and other outside activities does not breach an Access Person’s obligation to devote his/her professional efforts exclusively for the AMG in which he/she is employed; and (iv) securities are not being offered to an Access Person by virtue of his/her position or relationship at the Firm.
A Private Placement and Hedge Fund Approval Form can be obtained from the Divisional Compliance Officer which may be used to seek approval for participation in private placements or hedge funds. The form must be accompanied by appropriate supporting documentation concerning the investment, including the private placement memoranda, subscription documents, and periodic statements. You must notify the Divisional Compliance Officer of any changes to your investment.
Initial Public Offerings (IPOs)
Firm policy consistent with NASD Rule 2790, prohibits all Access Persons from participating in IPOs.
          Trading When Mutual Fund Trades are Pending
No Insider Account or Limited Insider Account (as defined in the Price Switching section herein) is permitted to trade in any security, or a derivative of such security, while there is a pending order (either through the Firm or otherwise) in such security for any equity mutual fund advised or sub-advised by the Firm. The designated employee contact shall complete the same preclearance steps as outlined above.
No Firm Employee should knowingly enter any order whereby Covered or Limited Insider accounts receive a more advantageous price than that received by a mutual fund in that security on the same day.
In the case of Access Persons who are Investment Personnel of the Mutual Funds, no transaction that is short selling or any derivative having the same economic effect as a short sale of any security shall be permitted.

          Reporting and Certification Requirements
All forms will be provided by the Divisional Compliance or applicable Human Resource Department. Unless otherwise instructed all reports should be submitted to the Divisional Compliance Department.
Initial
Access Persons are required to file an initial report of securities holdings and identification of brokerage accounts within 10 days of hire, or within 10 days of becoming an Access Person. Access Persons are required to certify that they have read and understand the Code of Ethics.
Access Persons must arrange for securities accounts to be transferred to Neuberger Berman unless prior written approval from the Divisional Compliance Contact is obtained.
Quarterly
Access Persons are required to report Covered Securities transactions; within 30 days after the end of the calendar quarter. Access Persons are required to report gifts of covered securities received during the quarter; within 30 days after the end of the calendar quarter. Access Persons are required to disclose changes to Covered Accounts (new, closed, and transferred); within 30 days after the end of the calendar quarter.
Annual
Access Persons are required to disclose securities holdings on or before January 30 of each year. Access Persons are required to certify they have read, understand, and complied with the Code of Ethics; on or before January 30 of each year.
Amendments to the Code
If amendments are made to the Code on other than an annual basis and determined to be material, Access Persons will be required to submit a written acknowledgement that they have received, read and understood the amendments.
Exceptions to Holdings Report
If an Access Person has previously provided confirms and statements of all securities transactions and the Firm has maintained them as a composite record, the Access Person can satisfy the initial or annual holdings report requirement by timely confirming the accuracy of the statement or composite in writing.

Since all Employees, unless they have received permission otherwise, are required to maintain their securities accounts and positions at Neuberger Berman holdings reports will not be required if they duplicate information already maintained at Neuberger Berman. However, holdings reports will be required for any approved outside accounts.
Administration of the Code
The Divisional Compliance Department will receive and review all reports submitted pursuant to the Code. The Divisional Compliance Department will review the reports to determine that Access Persons trades are consistent with requirements and restrictions set forth in the Code and do not otherwise indicate any improper trading activities. The Divisional Compliance Officer will also ensure that all books and records relating to the Code are properly maintained. The Firm will maintain the following records in a readily accessible place:
•	A copy of each Code that has been in effect at any time during the past five years;

•	A record of all written acknowledgements of receipt, review and understanding of the Code and amendments for each person who is currently, or within the past five years was, a Supervised Person;[2]

•	A record of each report made by an Access Person, including any brokerage confirmations and brokerage account statements obtained from Access Persons;

•	A list of the names of persons who are currently, or within the past five years were, Access Persons;

•	A record of any decision for approving the acquisition of securities by Access Persons in private placements and hedge funds for at least five years after the end of the fiscal year in which approval was granted.
Monitoring of Personal Investment Transactions
The Divisional Compliance Departments have each designated individuals responsible for reviewing and monitoring on a regular basis personal investment transactions and trading patterns of Access Persons.

2     These records must be kept for five years after the individual ceases to be a supervised person of the firm.

Trading of Lehman Brothers Holdings Inc. (“LEH”)
          Lehman Brothers Securities
All Employee purchases of Lehman Brothers Securities, other than SAVRS or money market funds, are subject to the six (6) month holding period.
•	Sales will be permitted during the six-month holding period only in hardship cases consistent with the Firm’s Policy for transactions in other securities generally.
Employee transactions in debt and equity securities, including derivative products, issued by any Lehman Brothers entity3 (hereafter referred to as “Lehman Brothers Securities”) are subject to all aspects of the policy, as modified below. Approval of purchases effected in an Employee’s 401(k) Plan or pursuant to the Employee Stock Purchase Plan (or other Firm sponsored plan) is not required. (Sales are still subject to the six (6) month holding period.)
As with all other securities, naked short sales of Lehman Brothers common stock are prohibited. While “short against the box” transactions are permitted, the long position may not be liquidated before the short position. (See “Short Sales” below.)
The only permissible Employee transactions in options on Lehman Brothers common stock are the sale of covered calls or the purchase of puts to protect existing positions that have been maintained for at least six (6) months. Employees are prohibited from writing covered calls or buying puts to protect their Restricted Stock Unit (RSU) positions, as well as shares acquired through the Employee Stock Purchase Plan that have not been maintained for the required six (6) month holding period. Lehman securities must be long in the Employees Lehman Brothers, Neuberger Berman, or Fidelity Investments account in order to execute covered option positions.

[3]	This restriction does not apply to transactions in closed-end funds issued by any Lehman Brothers entity. All Affiliated Funds are subject to a minimum 30 day holding period.

In addition, all Employee transactions in Lehman Brothers Securities may be prohibited during “blackout” periods, such as those surrounding significant corporate announcements. Employees should consult with the Divisional Compliance Department as to whether a “blackout” is in effect before placing a trade in Lehman Brothers Securities. Employee and Employee-related accounts generally may not purchase or sell Lehman Brothers Securities on the day earnings are released, or on the day preceding the announcement. Further, it is the Employee’s obligation to cancel any open limit orders during this period. Failure to cancel these orders will result in the Firm’s unilateral liquidation of any executed transactions at the Employee’s expense. Any profits resulting from liquidation will be donated to a charity. At no time may any Employee engage in any transaction in Lehman Brothers Securities if the Employee is in possession of material information not known to the general public with respect to the Firm or the securities.
Any exceptions to this section of the policy may be granted only in very limited circumstances and only with the prior approval of the Chief Legal Officer of Lehman Brothers Holding Inc. and the Global Head of Compliance for Lehman Brothers Holdings Inc.
          Lehman Brothers Insiders
Certain high-level Employees (“Insiders”), who by reason of his or her job responsibilities may from time to time have access to material nonpublic information concerning the Firm, have been notified in writing by the Corporate Secretary’s Office that they may not trade in Lehman Brothers Securities at all during certain periods, or when material information is about to be released to the general public. The Firm’s list of Insiders is derived from three categories of persons: those who serve on senior management committees, those who have access to confidential “flash” revenue or similar reports regarding the Firm or any significant segment thereof, and those whose job responsibilities potentially involve access to material nonpublic information.
As a result, these Employees are not permitted to trade in any Lehman Brothers Securities at any time during “blackout” periods which are longer than those applicable to Lehman Brothers Employees in general except with the prior approval of the Corporate Secretary’s Office. For Employees designated as an “insider”, the “blackout” periods begin with the fourth trading day prior to the end of the quarter and end at the end of the day on which earnings are announced. Additional “blackout” periods may also be imposed whenever a very significant, but not public, matter is being reviewed.
As a means for Insiders to transact in Lehman Brothers Securities during blackout periods, Insiders can establish a 10b5-1 plan, which allows an Insider to give irrevocable instructions to a broker prior to a “blackout” period, to be executed during the “blackout” and thereafter, provided the Insider” is not in possession of material nonpublic information at the time such instructions are given.

Prohibition Regarding the Use of Material Non-Public Information
It is illegal to trade (or provide information to others for them to trade) while you are in possession of Material Non-Public Information” that has not been publicly disseminated. Material Non-Public Information is information that has not been publicly disclosed and which a reasonable investor would utilize to make an investment decision. Information about the Firm is nonpublic if it is received under circumstances which indicate that it is not yet in general circulation and may be attributable, directly or indirectly, to the Firm or its Insiders.
Information should be not considered to have been publicly disclosed until a reasonable time after it has been made public (for example, by a filing with the SEC or by a press release). An individual who has access to Material Non-Public Information may not attempt to “beat the market” by trading simultaneously with, or shortly after, the release of the information to the public.
If in doubt about whether something is “material” or whether it has been “publicly disseminated” please contact the Divisional Compliance Department.
Examples of Material Non-Public Information
While it is not possible to identify all information that would be deemed Material Non-Public Information,” the following types of information ordinarily would be included in the definition if not yet publicly released:
•	Financial performance, especially quarterly and year-end earnings, and significant changes in financial performance or liquidity.

•	Financial projections and strategic plans.

•	Potential mergers and acquisitions or the sale of significant assets or subsidiaries.

•	New major contracts, orders, suppliers, customers, or finance sources, or the loss thereof.

•	Major discoveries or significant changes or developments in products or product lines, research or technologies.

•	Significant changes or developments in supplies or inventory, including significant product defects, recalls or product returns.

•	Significant pricing changes.

•	Stock splits, public or private securities/debt offerings, or changes in dividend policies or amounts.

•	Significant changes in senior management.

•	Significant labor disputes or negotiations.

•	Actual or threatened major litigation or the resolution of such litigation.

•	Tender offers.
Violations of federal law may give rise to civil as well as criminal liability, including the imposition of fines.

Mutual Fund Code of Ethics
In addition to the Asset Management Code of Ethics that applies to all Employees, some Employees are subject to the Neuberger Berman Management Inc. Mutual Fund Code of Ethics (“NBMI COE”). The NBMI COE applies to Investment Persons as well as any direct employees of NBMI and other employees who are deemed to be Investment Persons by the Compliance Department. If you are unsure whether the NBMI COE applies to you, please contact the Divisional Compliance Department (see exhibit A).
Exceptions to the Code
The Divisional Compliance Department shall have authority to grant exceptions to the requirement of his/her Code on a case-by-case basis. Any exceptions granted must be in writing.

Definitions
Access Persons- All Employees of AMG.
Affiliated Mutual Fund — Each registered investment company and series thereof advised or sub-advised by a subsidiary of Lehman Brothers Holdings, Inc.
Beneficial Interest — Refers to a security or account in which an Employee:
•	either has the power to make investment decisions;

•	has a financial interest in the securities or the securities account; or

•	has a security or account which is held in the name of any member of his/her Immediate Family.
Blind Trust — a trust in which an Access Person or Employee has Beneficial Interest or is the settlor with a power to revoke, with respect to which the Compliance Department has determined that such Access Person or Employee has no direct or indirect influence or control over the selection or disposition of securities and no knowledge of transactions therein, provided, however, that direct or indirect influence or control of such trust is held by a person or entity not associated with AMG or any affiliate of AMG and not a relative of such Access Person or Employee.
Discretionary Account — An account in which an Employee gives an unaffiliated broker discretion to buy and sell securities. Such account has been approved in writing by the Divisional Compliance Department.
Divisional Compliance Department — The Compliance Department for the respective division in which an Access Person is employed.
Divisional Compliance Officer — The Compliance Officer or designee assigned to a particular division and as named in Exhibit A of this Code.
Immediate Family — Includes your spouse as well as any of the following relatives who share the same household with you: child, grandchild, parent, stepparent, grandparent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law.
Insider — An Insider includes access persons, their spouses, parents, grandparents, children and grandchildren. Also included are other relatives living in the same household as any member the Employee’s portfolio management group and any other accounts in which the Employee has a financial interest, or the account of any person to whose support the Employee materially contributes.
Insider Account — A securities account in the name of an Insider
Investment Persons — Any Employee of an AMG entity who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding the purchase or sale of securities by a Fund; and any natural person who controls a relationship with any entity within AMG and who obtains information concerning recommendations made to such Fund regarding the purchase or sale of securities by such Fund. The determination as to whether an individual is an Investment Person shall be made by the Divisional Compliance Department.
Limited Insider — A Limited Insider includes the access person’s mother–in–law, father-in-law, son-in-law, sibling, brother-in-law, daughter-in-law, and sister-in-law. Limited Insider accounts also include the accounts of any estate or trust where an Employee is an executor, trustee or other fiduciary with a beneficial interest in the account, and any person having knowledge of any proposed purchase and/or sale of securities for the account.
Limited Insider Account — A securities account in the name of a limited Insider.
Outside Account — A brokerage account that is maintained with a firm other than Neuberger Berman and for which the Supervised Person has received formal written approval from the Divisional Compliance Department to maintain.

Exhibit A
Divisional Compliance Information

	Compliance	Contact
Division	Officer	Information
Executive Money	Brad Cetron	(646) 497-4654
Management, Inc.	Henry Rosenberg	(646) 497-4672

Lehman Brothers Alternative Investment Management, LLC*[4]	Keisha Audain-Pressley	(212) 526-7062

Lehman Brothers Asset	Chamaine Williams	(212) 526-5324
Management, Inc.		(646) 497-4934

Lehman Brothers Asset	Lori Loftus	(312) 627-4315
Management LLC	MaryAnn McCann	(312) 627-4338

Neuberger Berman Asset	Brad Cetron	(646) 497-4654
Management, LLC	Henry Rosenberg	(646) 497-4672

Neuberger Berman	Brad Cetron	(646) 497-4654
Investment Services, LLC	Henry Rosenberg	(646) 497-4672

Neuberger Berman, LLC	Brad Cetron	(646) 497-4654
	Henry Rosenberg	(646) 497-4672

Neuberger Berman	Chamaine Williams	(646) 497-4934
Management Inc.	James Barling	(646) 497-4378
	Kevin Pemberton	(646) 497-4770
	Jeanette Eng	(646) 497-4791

Sage Partners LLC	Brad Cetron	(646) 497-4654
	Henry Rosenberg	(646) 497-4672

4     Excluding the LBAIM dedicated personnel who are subject to the Lehman Brothers Personal Investment Policy

Addendum
Lehman Brothers Asset Management LLC
Scope — Accounts, Exceptions
In addition to the exceptions listed on page six of the Investment Adviser Code of Ethics, Lehman Brothers Asset Management LLC employees are permitted to maintain open end mutual fund holdings at Fidelity. These accounts must be disclosed to the Compliance Department for monitoring and review purposes.
January 16, 2008